

January 18, 2013

<u>Via E-mail</u>
Mr. Thomas A. Davidson
President and Chief Executive Officer
GE Equipment Midticket LLC, Series 2011-1
c/o CEF Equipment Holding, L.L.C.
10 Riverview Drive
Danbury, CT 06810

> **Re:** **GE Equipment Midticket LLC, Series 2011-1**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 27, 2012**
> **File No. 333-160604-02**

Dear Mr. Davidson:

We have reviewed your response to our comment letter dated December 21, 2012 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Exhibits to Form 10-K</u>
<u>Exhibit 35.1</u>

1. We note your response to comment 2. We note that, while Mr. Davidson is a Senior Managing Director, Capital Markets for the servicer, he signed the servicer compliance statement not as an authorized officer of the servicer, but under a power of attorney granted by a vice president of the servicer. We also understand from the staff's telephone conversation with counsel on January 11, 2013 that Mr. Davidson signed the servicer compliance statement based on his own review of the servicer's activities and performance under the applicable servicing agreement during the reporting period, and no review was undertaken by an authorized officer as required by Item 1123 of Regulation AB. Therefore, please amend the Form 10-K to provide as an exhibit to the Form 10-K a servicer compliance

statement meeting the requirements of Item 1123 and signed by an authorized officer of the servicer with respect to the review made under such officer's supervision of the servicer's activities and performance under the applicable servicing agreement for the fiscal year ended December 31, 2011. If an authorized officer is unable to undertake such a review and sign the servicer compliance statement, please amend the body of the 10-K to explain that a servicer compliance statement conforming to the requirements of Item 1123 has not been filed, and describe the remedial steps the issuer will take in future filings to ensure compliance with Item 1123.

Please contact Arthur Sandel at (202) 552-3262, or me at (202) 551-3225, with any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Paul A. Jorissen, Esq.
        Mayer Brown LLP